
January 20, 2011

Ireneusz Antoni Nawrot, President
Indigo International, Corp.
68A Nowe Tloki Street
Wolsztyn, Poland, 64-200

> RE: **Indigo International, Corp.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2010**
> **File No. 333-171423**

Dear Mr. Nawrot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company and have not received any revenues to date. Please provide clear, consistent disclosure throughout the prospectus. For instance, you state that you "operate a consulting business" when you have had no operations to date. Please revise the disclosure throughout the prospectus to make it clear what business activities have occurred to date and which business activities are proposed for the future.

Summary, page 5

2. Please reconcile the number of shares outstanding prior to the offering, as disclosed on page 6, with the disclosure on page 17.

Description of Business

Overview, page 18

3. We note the service agreement. Please clarify whether there is any relationship between the company and your officer, director or affiliates. Provide clear disclosure as to whether you have provided any consulting services to date pursuant to this agreement.

4. Please clarify whether the company intends to limit its consulting to Poland or expand its service to include other geographic areas in Europe. We note that the company intends to expand its services to the North American market in the future but references to consulting service in Poland and Europe are noted on page 24 under "Revenues". Please revise as appropriate. In addition, provide clear disclosure that there is no guarantee that you will be able to expand your business, given the lack of revenues and operations to date.

5. Please explain how you are able to "provide the full range of consulting services for commercial mushroom growers in Poland" given that you are a development stage company that has had no operations to date and your only employee is your sole officer and director, who only devotes 30% of his time to your business.

Clients, page 19

6. Please revise to make clear that the company's website has not been developed at this time. We note on page 28 that the company plans to begin developing the website by August, 2011.

History of White Mushrooms… page 20

7. Please disclose the source(s) for the information provided here in this section.

8. While you have provided a detailed history of white mushrooms and the growing process, you have provided very limited discussion of your proposed business of consulting. Please provide a more detailed discussion of your proposed business, as required by Item 101(h)(4)(i) of Regulation S-K.

Competition, page 23

9. Please revise your discussion to provide a description of the company's competitive position in the industry. For instance, given your development stage, it appears that many of your competitors have had longer operating histories and have more financial resources. See Item 101(h)(4)(iv) of Regulation S-K in this regard.

Agreement, page 24

10. Please disclose all material terms of the Service Agreement. For instance, discuss the term of the agreement, etc.

11. We note the risk factor discussing the potential conflict of interest for Mr. Nawrot. Please provide a more detailed discussion of the potential conflicts of interest and how conflicts will be handled.

Government Regulation, page 25

12. We refer to the initial statement under this heading, especially the reference to regulations"…applicable to the construction and operation of any facility in any jurisdiction which we would conduct activities." Please explain how this would relate to the consulting business as contemplated by the company.

Plan of Operation, page 27

13. It is noted that Mr. Nawrot has provided cash advances to the company. Please disclose the aggregate amount of funds that Mr. Nawrot has provided to date and disclose the material terms of such advances. To the extent that you have written agreements, please file as exhibits.

14. Please disclose the cash balance as of the most recent practicable date.

May – August, 2011… page 28

15. Please clarify in paragraph one how a person will be rewarded for referring new clients to the company.

Biographical Information, page 31

16. Please expand the discussion of Mr. Nawrot's other company to clarify, if true, that the company, Gospodarstwo Ogrodniczo Pieczarskie, is involved in the commercial production of mushrooms and is also a consulting company to the mushroom industry.

17. Here or in another appropriate section of the prospectus, please provide a brief discussion to address the reason(s) why Mr. Nawrot is establishing a company essentially similar to the one he currently runs in Poland that may compete with the original company. We note the risk factor on page 10 in this regard.

Exhibits

Exhibit 5.1 – Opinion

> 18. Please correct the reference in the third paragraph to <u>1,510,000</u> shares of common stock being registered in this offering.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ireneusz Nawrot
Indigo International, Corp.
January 20, 2011
Page 5

You may contact Brian McAllister, staff accountant at (202) 551-3341 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pamela Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Faiyaz Dean, Esq.
           (206) 493-2777